EXHIBIT 99.1

Invitation to TeliaSonera's Press and Analyst Conference for the Interim Report January -- September on October 25, 2005

STOCKHOLM, Sweden, Oct. 17, 2005 (PRIMEZONE) -- TeliaSonera Invitation October 17, 2005.

 Date: Tuesday, October 25, 2005
 Time: 10.00 hours CET (Stockholm time)
 Place: TeliaSonera's Head Office, Sturegatan 1, Stockholm

Anders Igel, President and Chief Executive Officer of TeliaSonera and Kim Ignatius, Executive Vice President and Chief Financial Officer of TeliaSonera will present the Interim Report.

The press conference will be held in English and will be broadcast live over the Internet at www.teliasonera.com/ir.

See also the separate invitation to a Conference Call at 13.30 hours CET (Stockholm time) the same day.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT: TeliaSonera's Press Office
         Journalists contact:
         +46-(0)8-713 58 30

         Investor Relations
         +46-(0)8-504 550 00